UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.
(Translation of registrant's name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT LIST

Exhibit

99.1                      Press Release dated December 27, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, Brookfield Renewable Partners Limited

Date: December 27, 2018	By: /s/ Jane Sheere
Name: Jane Sheere
Title: Secretary